Weingarten Realty Investors

2600 Citadel Plaza Drive, Suite 300

Houston, Texas 77008

December 21, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Michael McTiernan

Re:	Weingarten Realty Investors (the “Registrant”)

Request to Withdraw Pre-Effective Amendment No. 1 to Registration Statement

on Form S-3 filed on November 28, 2006

Registration No. 333-138336

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, the Registrant above hereby respectfully requests withdrawal of the amendment filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2006 (the “Amendment”) with respect to the Registration Statement, Registration No. 333-138336. The Registrant has been advised by the Commission that the Form S-3 Registration Statement filed by the Registrant on October 31, 2006 became effective on November 20, 2006, prior to the filing of the Amendment. Accordingly, the Company hereby requests withdrawal of the Amendment and will file a prospectus under Rule 424(b)(3). No securities were sold pursuant to the Amendment.

Please provide a copy of the response to the Registrant’s request for withdrawal of the Amendment to our legal counsel, Gina Betts of Locke Liddell & Sapp LLP, by facsimile at (214) 756-8515. Please call Gina Betts with any questions regarding this request for withdrawal at (214) 740-8515.

Very truly yours,

WEINGARTEN REALTY INVESTORS

By:	/s/ Joe D. Shafer
Joe D. Shafer Vice President/Chief Accounting Officer